UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 July 2012
Commission File No. 001-32846

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 CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Enclosure: CRH plc H1 2012 Development Strategy Update

D E V E L O P M E N T   S T R A T E G Y   U P D A T E

                                                                                                                                                   3 July 2012

CRH ANNOUNCES FIRST-HALF 2012 DEVELOPMENT SPEND OF €0.25 BILLION

CRH plc, the international building materials group, today announces 18 acquisition and investment initiatives undertaken during the first-half of 2012 as part of its continuing programme of development activity. The 18 transactions bring first-half development spend for the Group to approximately €0.25 billion.

The development initiatives included in this Update comprise:

Europe Divisions - 5 transactions €155 million

These transactions include a significant addition in Germany to our RMI-oriented Shutters & Awnings business and two acquisitions by our Construction Accessories business which expand its footprint in Southeast Asia and strengthen its existing business in the UK.  The Distribution business added six builders merchants outlets in the Netherlands, and CRH also invested further in its Materials associate in China.

Americas Divisions - 13 acquisitions €89 million

The Americas Materials Division completed ten bolt-on transactions across its operations, adding 47 million tonnes of strategically located aggregates reserves. Our Architectural Products business expanded its national packaged products operations with two acquisitions adding plants in Texas, Louisiana and Florida, and also strengthened its masonry operations in the Northeast with an acquisition in Rhode Island.

Divestment Update

In addition to the previously-announced divestment of our 49% stake in Portuguese cement producer Secil, the first half of 2012 also saw the disposal by Europe Products of Magnetic Autocontrol, which is headquartered in Germany and supplies vehicle and pedestrian access control products.  This brings first-half divestment proceeds, including smaller transactions, to €0.7 billion.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:

"The bolt-on transactions completed in the first half of 2012 reflect our continuing strategy of completing acquisitions which fill out our regional and product level positions, enhance vertical integration and bolster our strong long-term permitted reserves positions. The transactions announced today bring total development spend over the past 12 months to approximately €0.7 billion."

Europe: €155 million

Development activity in Europe in the first half of 2012 comprised one investment by our Materials business, together with three acquisitions in our Products activities and one acquisition by Europe Distribution which add annualised sales of approximately €166 million. These transactions cost a total of approximately €155 million, of which goodwill accounted for €46 million.

Europe Materials
During the first half of 2012, CRH invested further equity in the Group's 26% associate in China, Yatai Building Materials, as part of the financing for the construction by Yatai of a 1.2 million-tonne-per-annum cement grinding station in Tumen, Jilin Province extending its cement grinding network. Yatai Building Materials also progressed the development of its new dry process clinker production line at the same site.  When completed these two projects will bring Yatai's cement equivalent capacity to 29 million tonnes.

Europe Products

The acquisition of Alulux Erhardt was completed in early April.  This represents a significant geographic addition to the Group's existing Shutters & Awnings operations, bringing annualised sales for the enlarged platform to approximately €200 million and expanding its footprint into Germany.  Alulux Erhardt produces and distributes roller shutter components and assembled shutters and awnings from six locations in Germany.  Approximately 80% of Alulux Erhardt sales are to the residential repair, maintenance and improvement (RMI) sector;   the acquisition increases CRH's exposure to this attractive market segment.

Our Construction Accessories business completed two acquisitions in the first half of 2012, bringing annualised sales for this segment to approximately €450 million. In April, our footprint in Southeast Asia was expanded through the acquisition of Malaysia-headquartered Moment Group, which has branches in Singapore, the Philippines and India. Moment manufactures engineered construction accessories which complement our existing worldwide portfolio. In January, our building site accessories business, which provides a full product offering, strong logistics and on-site presence to the construction industry, was strengthened with the addition of UK specialist distributor
Anchor Bay Construction Products.  Anchor supplies a wide range of products direct to end-users from locations in the London and Birmingham regions, adding strong local market positions and a new route to market for our existing products.

Europe Distribution

In June, our Distribution group added six branches to its builders merchants network in the Netherlands through the acquisition of Wijck's Afbouwmaterialen.  As a specialist merchant of finishing products, Wijck's services the needs of specialist contractors and has a strong position in the eastern part of the Netherlands.

Americas: €89 million (US$116 million)

Our Americas businesses spent a total of €89 million in the first half of 2012 on 13 transactions, of which ten were in the Materials segment and three in the Products business. Goodwill of €27 million arose on these acquisitions, which add combined incremental sales of €98 million.

Americas Materials

Ten acquisitions, four in the East and six in the West, were completed in the first half of 2012 at a combined cost of US$64 million (€49 million) increasing vertical integration in a number of key markets and strengthening our aggregates position through the addition of 47 million tonnes of reserves.

East
The vertical integration of our existing operations in the mid-Atlantic region was strengthened during the first half of 2012 by the completion of acquisitions in North Carolina and Delaware, together with two bolt-on transactions in West Virginia, which added combined annualised sales of US$25 million.

Rhodes Brothers Paving, which operates two asphalt plants in North Carolina, was acquired in January.  Rhodes is a good fit with our existing business in the region and now sources aggregates from CRH's nearby Franklin quarry.  Also in January, we entered into a 50% joint venture with a long-established integrated materials business in the mid-Atlantic region. The newly-formed Heritage joint venture supplies readymixed concrete in existing markets in Delaware, Maryland and Pennsylvania with greater efficiency and reduced operating costs.

Two bolt-on acquisitions during the period follow the September 2011 acquisition of Central Supply, which saw the Group enter the readymixed concrete market in West Virginia where the Group was already a major asphalt and aggregates supplier. The assets of Alcon, which operates four readymixed concrete plants together with a fully-automated concrete block manufacturing facility and four retail stores for building supplies, were acquired in February. This was followed in June by the acquisition of the readymixed concrete plant of Arrow Construction based in Morgantown.

West
Four transactions involving the purchase of aggregates reserves were completed during February and March in Colorado and Texas. We acquired three deposits in Southern and Western Colorado adjacent to existing Group operations, with combined aggregates reserves of 11 million tonnes. These purchases replace existing depleting reserves and in addition enable the achievement of transport and operational efficiencies. A similar transaction in Texas added 15 million tonnes of aggregates reserves and two readymixed plants in the Austin area, providing important synergies with our Lindsey (acquired in  November 2011) and Wheeler (acquired in December 2009) businesses.

March also saw the purchase of two businesses in the Omaha, Nebraska area, adding incremental sales of US$40 million to our existing operations in the region. Omni Engineering, an asphalt and paving business, vertically integrates our Mallard Sand & Gravel business (acquired in January 2008) and significantly expands our asphalt market share in this stable economic region. The assets of sand and gravel business KMG Partners add 21 million tonnes of reserves and provide good opportunities for transport synergies.

Americas Products

The Architectural Products Group (APG) completed three transactions during the first-half of 2012 at a combined cost of US$52 million (€40 million).  Incremental annualised sales resulting from the acquisitions total US$60 million.

In February, APG acquired Park Avenue Cement Block, a manufacturer and distributor of masonry products based in Cranston, Rhode Island. With two block machines, and proximity to the Boston metro market, Park Avenue is an excellent fit with Anchor Concrete, APG's masonry and hardscapes business in the Northeast.

The packaged products assets of TXI, were acquired in April. TXI's product range includes dry-mix concrete, packaged cement, bulk mortar and resale products.  With 5 plants located in Dallas, Houston and Austin, TXI is a market leader in Texas and had been one of the largest licensees of the Group's Sakrete® packaged products brand.  This transaction further strengthens APG's national presence in packaged concrete products. The acquisition of selected assets of Corbitt Manufacturing Company, a supplier of packaged lawn and garden products to homecenters in Florida, Louisiana and Texas, was completed in June. The integration of Corbitt's business into APG's Lawn & Garden group expands its customer base and improves the efficiency of our plant network.

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Contact at Dublin +353 1 404 1000

Myles Lee                           Chief Executive

Maeve Carton                     Finance Director

Rossa McCann                   Head of Group Finance & Treasury
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CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland  TELEPHONE +353.1.4041000  FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 03 July 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director